
SOAR
UPLIFT HUMANITY
Confidential deck, 3-12-20 version

AI-ASSISTED CURATION + INSTANT RETRIEVAL OF HUMAN KNOWLEDGE

**"What the world needs
more than ever before are those
educated, spiritual and wise
who can
sift, sort and prioritize"**

BYU PRES. JEFFREY R. HOLLAND (1988)

SOAR

OUR VISION

Voice and Mobile Access to any item in the world's biggest repository of curated content*

*VISION, NOT YET REALITY

Enhancing Humans With Immediate Knowledge

Knowledge is power. Anything valuable that you have ever learned ought to be at the tip of your tongue—instantly retrievable with a word or two. And shareable with a simple voice command.

Imagine instant access from anywhere to valuable audio clips, playlists and channels on every important topic--drawn from the best books, talks, sermons, podcasts, articles, lectures, trainings, workshops & interviews of all time.


The Future of Smart
SOAR
UPLIFT HUMANITY
SAMSUNG
amazon

SOAR

HOW IT WORKS

Smartspeakers and smartphones

Voice first

Designed for a **voice-first** future, SOAR provides simple 1-2 word Catch Phrases to instantly retrieve of billions of items from the cloud. (Patent pending)



DO TRY THIS FROM HOME:

"Alexa, Enable SOAR UPLIFT"
"Alexa, Open SOAR UPLIFT"
"GET Voice Will Win"

Mobile companion app

SOAR offers a companion mobile app* which makes all content browsable, searchable, playable and shareable from any smartphone! It teaches you the Catch Phrase for any item you want to retrieve hands-free!

*Developed by the creator of the popular Scripture Citation Index app


Verizon
3:52 PM
35%
SOAR
SHRM
BETTER WORKPLACES BETTER WORLD
Inc.
Inc
npr
NPR
GALLUP
Gallup
BBC
TED
Library
Topics
Search


Verizon
3:52 PM
35%
SOAR
Sandler Training
Sandler Training
Franklin Covey
Franklin Covey
O.C.TANNER
O.C. Tanner
WBECS
WBECS
DRY BAR COMEDY
C-SPAN
Library
Topics
Search

OUR PRODUCT

SOAR: Leaping into a voice first future

Subscription Launches July 1, 2020*

Voice & Mobile access to SOAR's growing repository of content from dozens of major partners, plus private access to personal, family & company channels

*Likely price point, $4.99 per month


Worldwide Smart Speaker Shipments 2016 -19
(MILLIONS)
13.0
46.4
113.9
205.5
2016
2017
2018
2019
Source: SAR Insight

Our repository will grow quickly, and our AI-powered recommendation engine will get smarter and smarter

As you use this new personalized voice-first learning system, you will soon realize how antiquated our current education and workplace training system is.


SMARTPHONE USERS: UP 800M
7B
6B
5B
4B
3B
2B
1B
0
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
TUNE

SOAR Potential Launch Partners

Inc.
npr
VAYNER MEDIA
GALLUP
THE KING CENTER Since - 1968
BBC
TED
Franklin Covey
Sandler Training®
StoryCorps®
C-SPAN
INTERNET ARCHIVE
Bloomberg RADIO
Nobelprize
O.C.TANNER
ancestry®
Marshall Goldsmith Stakeholder Centered Coaching
DAVE RAMSEY
WBECS
INSTITUTE FOR INTEGRATIVE NUTRITION
KHAN ACADEMY
SHRM® BETTER WORKPLACES BETTER WORLD™
DRY BAR COMEDY
ICF International Coach Federation

OUR PARTNERS

Content and Distribution Partners

Content

Soar is working with major publishers, associations, universities, companies, archives and libraries and with individual creators and curators to build the world's most valuable curated library.


The Future of Smart
SOAR
UPLIFT HUMANITY
amazon
SAMSUNG

Distribution

Some partners have millions of customers they can introduce to SOAR. In addition to receiving royalties based on usage, our affiliate program will richly reward partners who bring new users to SOAR.


Inc.
npr
VAYNER MEDIA
GALLUP
THE KING CENTER Since 1968
BBC
TED
Franklin Covey
Sandler Training
Story Corps
C-SPAN
INTERNET ARCHIVE
Bloomberg RADIO
Nobelprize
O.C.TANNER
DAVE RAMSEY
ancestry
Marshall Goldsmith
WBECS
INSTITUTE FOR INTEGRATIVE NUTRITION
KHAN ACADEMY
SHRM BETTER WORKPLACES BETTER WORLD
DRY BAR COMEDY
ICF International Coach Federation

POTENTIAL LAUNCH PARTNERS

FINDING KNOWLEDGE IN INFORMATION

Creators and Curators

Creators

Buckminster Fuller estimated that until 1900 human knowledge doubled approximately every century. By 1945 it was doubling every 25 years, and by 1982 it was doubling every 12-13 months. IBM estimates that in 2020 human knowledge will be doubling every 12 hours.

Curators

Today it is nearly impossible to find the highest quality content on any subject. With crowdsourced curation and machine learning we hope to surface the best content for each person on any topic.


DOMO
DATA NEVER SLEEPS 3.0
How much data is generated every minute?
Data is being created all the time without us even noticing it. Much of what we do every day now happens in the digital realm, leaving an ever-increasing digital trail that can be measured and analyzed. Just how much data do our tweets, likes and photo uploads really generate? For the third time, Domo has the answer—and the numbers are staggering.
every MINUTE of the DAY
Skype USERS MAKE 110,040 CALLS
UBER PASSENGERS TAKE 694 RIDES
Facebook USERS LIKE 4,166,667 POSTS
TWITTER USERS SEND 347,222 TWEETS
YOUTUBE USERS UPLOAD 300 HOURS OF NEW VIDEO
Buzzfeed USERS VIEW 34,150 VIDEOS
SNAPCHAT USERS SHARE 284,722 SNAPS
Instagram USERS LIKE 1,736,111 PHOTOS
Tinder USERS SWIPE 590,278 TIMES
PINTEREST USERS PIN 9,722 IMAGES
VINE USERS PLAY 1,041,666 VIDEOS
AMAZON RECEIVES 4,310 UNIQUE VISITORS
reddit USERS CAST 18,327 VOTES
Netflix SUBSCRIBERS STREAM 77,160 HOURS OF VIDEO
APPLE USERS DOWNLOAD 51,000 APPS
THE GLOBAL INTERNET POPULATION GREW 18.5% FROM 2013–2015 AND NOW REPRESENTS 3.2 BILLION PEOPLE.
With each click, share and like, the world's data pool is expanding faster than we can comprehend. Businesses today are paying attention to scores of data sources to make crucial decisions about the future. The team at Domo can help your business make sense of this endless stream of data by providing executives with all their critical information in one intuitive platform. Domo delivers the insights you need to transform the way you run your business. Learn more at www.domo.com.
DOMO
SOURCES:
FACEBOOK, TWITTER, YOUTUBE, INSTAGRAM, PINTEREST, APPLE, NETFLIX, REDDIT, AMAZON, TINDER, BUZZFEED, STATISTA, INTERNET LIVE STATS, STATISTICBRAIN.COM

OUR PARTNERS

Podcasters

Content

900,000 podcasters have recorded more than 50 million episodes. By slicing content into small bits and using voting mechanisms and other signals, we can identify the highlights and gems.


PODCAST
Garage

Influence & Reach

Podcasters will give Soar both awesome content and massive audiences as well. Our platform business model rewards each podcaster with **content royalties** and **affiliate commissions** for new users.


1
2
3
4

BILLIONS OF HOURS ARE SPENT IN AUTOMOBILES

SOAR is perfect for commuters

My Daily Commute: 45 minutes

I can program my commute to include:

- 5 minutes from my faith channel,
- 5 minutes of family stories
- 20 minutes of professional development (I want to earn that certification!)
- 5 minutes of clean comedy, and
- 10 minutes from “My Company” channel to prep me for the day


SOAR
your average commute time is 45 minutes.
Use these dials to personalize your playlist
Learn Arabic
SHRM
family
30min
15min
0min
Add
New Station

SOAR

OUR DISRUPTION

And now for something completely different

A Classic Clayton Christensen Disruption

People love satellite radio, podcasting and audio books. Each generate billions of dollars. They are all growing at a rapid rate. People may not be looking for something different.

But when early adopters start paying $9.99 per month for voice & mobile accessible repository with:

a) major brand content
b) unlimited channels
c) personal, family & company content
d) personalized playlists
e) interactivity and shareability

Disruption will occur when AI starts turning their listening experience into personal success.

Satellite radio services revenue worldwide from 2003 to 2018

(in billion U.S. dollars)


Revenue in billion U.S. dollars
0.1
0.3
0.8
1.6
2.1
2.4
2.5
2.8
3
3.4
3.8
4.2
4.6
5
5.4
5.8
2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018


The Steady Rise of Podcasts
Percentage of Americans (12+) who have listened to a podcast in the past
Ever
In the past month
60%
50%
40%
30%
20%
10%
0
~144 million 51%
~90 million 32%
2006 2007 2008 2009 2010 2011 2012 2013* 2014 2015 2016 2017 2018 2019
* in 2013, the source changed the definition of what qualifies as a podcast
@StatistaCharts Sources: Edison Research, Triton Digital
statista

HOW SOAR AIMS TO UPLIFT HUMANITY

Our business model is designed to promote human well-being

Shouldn't AI improve your life?

You should be able to harness the power of AI to find the most valuable content you haven't learned yet, to help **you**, based on your strengths, your roles and your goals, to thrive at work and live your best possible life.


Worldwide Smart Speaker Shipments 2016 -19
(MILLIONS)
13.0
46.4
113.9
205.5
2016
2017
2018
2019
Source: SAR Insight

Shouldn't companies help you thrive?

Some companies (tobacco, social media, most TV) make more money by harming you. Facebook & Google use your data to get your attention so they can serve their customers—advertisers—and capture your dollars. SOAR is different. Our mission is to maximize your success and happiness. You pay us to ensure that you only receive content that will lead to personal success and happiness. **You can also be an owner of Soar.***

www.wefunder.com/soar

SOAR

Soar Library

- Trillions of pieces of content can be stored in the cloud -- all accessible with short Catch Phrases – usually 1-2 words (patent pending)
- SOAR can be accessed on smart phones & smart speakers.
- Upload your own personal & family content and create your own playlists or channels.
- Brands can create external channels (for marketing) and internal channels for company employees
- Machine learning will personalize playlists based on your strengths, roles, and goals
- 60% of Soar revenue in 2019 came from this tech. Multi-million dollar pipeline in 2020.
- Soar voice developers recognized as global Alexa champion and Bixby Premier Developers


MONDAY, AUGUST 6
Snoqualmie, WA
72°
Try "Alexa, show me the weather at 5PM"

SOAR

TOGETHER WE SOAR

Our Team



Paul Allen, CEO

Ancestry.com Founder & original CEO -- pioneered content aggregation and subscription business model and launched internet marketing channels which led to billions in revenue.



CLINT CARLOS
HEAD OF VOICE/AI DIVISION



PETER HAWS
VP SALES/MARKETING



JUDY DIAZ
SENIOR ADVISOR



BRANDON DICKSON
DIRECTOR OF FINANCE



AMIRA EL-GAWLY
STRATEGY AND CULTURE (ADVISOR)



MARK TUCKER
CHIEF VOICE ARCHITECT



RICHARD STAUFFER
CHIEF ARCHITECT
1ST ANCESTRY ENGINEER



DEBRA YOUNG-SNOWDALE
CHIEF FINANCIAL OFFICER (PART TIME)

SOAR

MAKING STRIDES

Our Traction

May 4, 2018

Bought Soar.com

July 2018

Launched initial website for coaches


SOAR
Uplift
Humanity
Soar helps individuals and organizations around the world develop their innate strengths and maximize their unique talents. LEARN MORE

May 2019

Sandler deal ($500k)

April 2020

Mobile & voice platform ready for Soar subscriptions and enterprise/partner channels

SALES/BOOKINGS*

2018
$264,000 ⟵ 100% from coach platform

2019
$916,000 ⟵ 60% from voice & mobile tech

2020 (forecast)
$6,500,000 ⟵ Patent and pivot

2021 (forecast)
$35,000,000

2022 (forecast)
$95,000,000

*Forward looking projections can't be guaranteed

TOGETHER WE SOAR

Our Early Investors



Graham Weston
Former Chairman Rackspace
($4.2 billion exit)



Jacki Zehner
Humanitarian, former
Goldman Sachs partner



Tony Annino
$10 billion fund manager
in New Hampshire



Joe Ritchie
Chicago billionaire and
humanitarian



Allison Stoloff
Facebook Platform support,
angel investor



Brian Heywood
CEO Taiyo Pacific Partners
($2.4 billion fund)



Monica Messer
Industry expert in database
marketing; angel investor



Dave Mattson
CEO Sandler, world's largest sales
training company



Nick Greer
CEO Skipio, BuiltBar, angel
investor



Martin Frey
Former Cisco Exec, angel investor

SOAR

TOGETHER WE SOAR

2020 Investors (WeFunder)



Brandt Redd
EdTech strategist, formerly Gates Foundation Sr. Officer



Scott McKinley
AWS Training & Certification: AWS Academy Global Lead



Donnie Bedney
Chief of Staff at Press Ganey; formerly w/Gallup



Carrie Skowronski
Founder and coach at Leadology (NYC)



Briana Brownell
AI expert, founder/CEO of PureStrategy.ai, futurist



Joe Toppe
Former CTO, Institute for Integrative Nutrition



Eric Denna, PhD
Former CIO BYU, Univ. of Maryland, Church of Jesus Christ of Latter-Day Saints



Rian Lanigan
Partners with Sandler franchisees on events/revenue



Torin Perez
Inspiring keynote speaker, diversity & inclusion influencer



Jennifer H. Selke, PhD
Psychologist, Retired UC Berkeley Faculty member, youth/veteran expert

USE OF FUNDS

$5M series A

- Hire head of licensing from major tech company; Hire original Ancestry data engineer
- Sign 2 dozen major content partners, upload & index millions of curated clips
- Launch Soar subscription in mid 2020
- Create Bixby capsule for SOAR; work with Samsung to bundle SOAR on 1 billion Samsung devices
- Engage Harmon Brothers to advertise SOAR to hundreds of millions




SOAR
UPLIFT HUMANITY
Email questions or comments to paul@soar.com
Visit www.wefunder.com/soar to invest as little as $500

ADDITIONAL DETAILS ABOUT

Soar Technology

REMARKABLE FEATURES OF SOAR

What makes this so cool?

- Every audio item you add to the Soar library is transcribed, indexed, and becomes browsable, searchable and playable directly from your smart phone
- Every item is immediately accessible on your smart speaker with your chosen Catch Phrase
- We've invented VOICETAGs to make sure every item in the library can be represented visually and shared individually (this will be very viral!)
- A VOICETAG consists of an INFINITY symbol (like the Soar logo) followed by the Catch Phrase, eg ∞King Dream or ∞Trust or ∞Goal
- VOICETAGS can be printed on signs, in books, on billboards or stickers and posted anywhere
- We invented a SHARE command (e.g. "SHARE THIS with my family" "SHARE THIS with my team") that you can use during or after listening to any audio clip
- SHARE sends a hyperlink (via email, Messenger, SMS, etc) to each person in the group. When they click they go to a URL such as play.soar.com/goal where the content auto-plays in the browser


T-Mobile LTE
1:15 PM
22%
Your Competitive ...
GET Competitive Advantage
Open the MySandler Alexa skill and say "GET Competitive Advantage" to retrieve
Your Competitive Advantage
Hey welcome back. You know before we get to the 30 second commercial I want to set the stage with your competitive advantage. What is our competitive advantage. Well it separates you from your competitors. Now an amateur would say well that's my features and benefits but we know it's Sandler. It's not. It's really your
0:00
-0:00
Library
Quick Links

SOAR

REMARKABLE FEATURES OF SOAR

More cool features

- Soar is designed to work on all voice platforms but not be dependent on any one. Every piece of content in the library has a unique URL, which auto plays the content, and a transcription of the content which can be indexed by search engines
- SOAR will soon have millions of unique web pages indexed by Google and other search engines where all visitors can sign up for a free account (great for marketing!)
- SEARCH feature lets you search for content by topic, author, or any keyword, in case you don’t know the exact Catch Phrase
- While listening to a short audio clip, such as a highlight from a talk, and you want to play the whole recording, use the UNPACK command
- Use the SKIP or NEXT command while listening to any playlist or channels to quickly cycle to audio content you wan
- Our “Brief Mode” for advanced users has fewer instructions; Our “Remind Me Mode” will retrieve content you already love; Our “Teach Me Mode” will introduce you content that is new to you


72°

Is this even possible?

- Soar envisions a world where all humans have instant accessible to great knowledge, the wisdom of the ages, with curation by AI and the wisdom of the crowds. But we believe that human talent and strengths develop best with the help of other human beings.

- As the SOAR mobile & voice library gets millions of users, we envision a "CONNECT ME" command so SOAR can connect you to a coach/expert on the topic you are learning about.

- Example: You are walking down the street listening to the COVEY LEADERSHIP playlist on your Alexa earbuds, as Stephen M.R. Covey teaches about trust. You say:

  "Alexa, connect me to a coach."
  "A FranklinCovey trained coach?"
  "Yes"
  "Now? Or schedule a call?"
  "Now"
  "Here you go. Dialing Janet now."



- By connecting our learning platform to our coaching platform (2,400 registered coaches) SOAR users can be assisted by the world's best coaches and experts just in the moment of need. ICF certified coaches, 7 Habits Facilitators, Gallup Strengths Coaches, IIN trained health & wellness coaches, WBECS trained executive coaches, Sandler Trained sales consultants, therapists, counselors, and more.